Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08002082

16 April 2008

SEC Mail Processing
Section

APR 18 2008

Washington, DC
112

MACQUARIE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per Dennis Leong
Company Secretary

PROCESSED
APR 25 2008
THOMSON REUTERS

SUPPL

dlw 4/24

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

9 April 2008

BY FAX - ORIGINAL IN POST
(61 2 823 233 50)

SEC Mail Processing
Section

APR 18 2008

Washington, DC
112

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 08 April 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 274,570,840 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Macquarie Group Ltd.
ACN/ARSN	

1. Details of substantial holder (1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 8 April 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	13,981,954 shares	13,981,954 shares	5.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		13,981,954 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 8 April 2008 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	17 January 2008 thru 8 April 2008	Average price of 56.9104 - AUD		722,150 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ______________________

Date: 9 April 2008

Annexure "A"

This is the Annexure of 7 pages marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 8 April 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Macquarie Group Ltd.

8 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	282,452	
	44000500	22,017	
	44001800	5,117	
	44002000	35,305	
	44002300	17,232	
	44022700	2,749	
	44022900	38,511	
	44023900	10,748	
	44024600	16,647	
	44025900	30,602	
	44028100	6,177	
	44028600	7,760	
	44029600	5,138	
	44029700	14,967	
	44032100	9,475	
	44035800	3,385	
	44036500	111,120	
	44036900	19,176	
	44037400	3,850	
	44038000	14,500	
	44038500	13,964	
	44038900	23,095	
	44039600	28,251	
	44040900	18,154	
	44041200	4,415	
	44042000	52,616	
	44043000	4,299	
	44043200	7,100	
	44043700	2,655	
	44044000	4,089	
	44044700	5,247	
	44045900	40,810	
	44046700	2,204	
	44099400	30,590	
	44255000	71,563	
	44255500	25,773	
	44255900	8,800	
	44258000	829	
	44259200	16,399	
	44259300	9,503	
	44260104	31,386	
	44261300	37,973	
	44263800	3,027	
	44267200	6,399	
	44268600	6,937	
	44269700	1,370	
	44270600	18,170	
	44271500	12,682	
	44273000	5,573	
	44273400	3,711	
	44276200	5,503	
	44277700	23,019	
	44278600	2,318	
	44279100	6,542	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	44281200	5,694	
	44282700	4,432	
	44283000	1,351	
	44283700	2,213	
	44283900	15,159	
	44286300	5,701	
	44288400	3,564	
	44288500	6,776	
	44294300	19,135	
	44295500	15,534	
	44295800	18,969	
	44295900	7,577	
	44296400	12,941	
	44298200	7,048	
	44298400	1,010	
	44301500	12,945	
	44302000	320	
	44302200	7,668	
	44304500	7,480	
	44308600	10,055	
	44313700	5,704	
	44315000	38,191	
	44316900	6,100	
	44317300	11,916	
	44318100	6,580	
	44318300	2,395	
	44321600	6,343	
	44323000	4,446	
	44323100	12,856	
	44323800	7,020	
	44326600	202	
	44326800	6,014	
	44328100	3,315	
	44328400	2,212	
	44331200	10,625	
	44331900	9,385	
	44335700	561	
	44336000	17,900	
	44336100	2,566	
	44338600	1,715	
	44339400	4,239	
	44342000	12,996	
	44343000	15,025	
	44343400	6,914	
	44343600	6,545	
	44344600	3,932	
	44344700	394	
	44344800	2,398	
	44345600	60,321	
	44346200	8,100	
	44346900	10,658	
	44347400	3,991	
	44348800	15,769	
	44349500	488	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

	Account Number	Number of Shares	% Held
CG Investment Management Company	44351800	9,168	
	44351900	10,855	
	44352100	5,073	
	44352200	2,078	
	44352400	5,547	
	44353000	3,796	
	44353900	5,116	
	44356900	5,423	
	44357100	5,272	
	44357800	37,732	
	44358000	21,289	
	44358800	22,595	
	44359100	3,343	
	44359200	27,054	
	44359400	23,936	
	44359700	1,626	
	44359800	20,452	
	44359900	12,934	
	44363200	11,655	
	44363400	22,955	
	44364600	18,610	
	44364700	3,260	
	44364900	11,814	
	44366400	1,570	
	44368900	2,132	
	44369400	10,219	
	44370400	13,340	
	44370700	1,270	
	44372500	7,230	
	44372600	5,100	
	44373100	2,012	
	44373700	4,700	
	44375500	8,059	
	44800100	3,832	
	44940300	85,701	
	44950900	52,946	
	44951300	56,830	
		2,211,806	
Capital International Limited	43051000	21,400	
	43051100	20,900	
	43051400	3,000	
	43051500	25,200	
	43057200	4,100	
	43057600	8,938	
	43057700	6,200	
	43060800	6,700	
	43351200	12,459	
	43355500	4,670	
	43356100	4,005	
	43360400	4,477	
	43400500	1,500	
	43401500	17,100	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	43404700	12,800	
	43404900	4,500	
	43405200	25,870	
	43405500	16,958	
	43406000	21,187	
	43411100	13,000	
	43411800	3,300	
	43412500	18,100	
	43412800	1,700	
	43417500	26,800	
	43417700	131,067	
	43417800	8,500	
	43418100	6,200	
	43418300	4,700	
	43418400	52,445	
	43418800	17,300	
	43419200	1,100	
	43419300	54,200	
	43420200	24,300	
	43424300	6,382	
	43425200	21,248	
	43425300	10,193	
	43425700	25,100	
	43426200	54,663	
	43426300	139,319	
	43426400	82,194	
	43426700	85,448	
	43426800	33,874	
	43426900	56,086	
	43427100	84,900	
	43427200	5,200	
	43428300	7,100	
	43433200	9,700	
	43435100	53,800	
	43436100	7,100	
	43439200	57,800	
	43440800	5,100	
	43445200	18,000	
	43450500	22,200	
	43451200	13,967	
	43451600	4,500	
	43451700	6,900	
	43455200	10,799	
	43455400	2,671	
	43457100	16,300	
	43459100	5,600	
	43460100	3,200	
	43463600	6,862	
	43464600	4,100	
	43464700	18,000	
	43466100	34,353	
	43473300	4,300	
	43487200	149,900	
	43487500	12,800	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

	Account Number	Number of Shares	% Held
CG Investment Management Company	43487600	24,600	
	43487700	5,900	
	43487800	4,744	
	43491400	10,940	
	43491600	7,890	
	43500500	33,920	
	43503400	896	
	43503800	3,120	
	43506200	4,100	
	43506300	3,480	
	43506400	2,900	
	43507600	3,600	
	43510600	30,988	
	43510700	4,400	
	43510900	18,023	
	43512000	19,000	
	43513300	3,700	
	43513600	14,582	
	43518500	6,700	
	43558600	32,000	
	43564200	8,631	
	43564300	8,210	
	43565400	6,000	
	43573100	21,500	
	43574200	23,000	
	43575100	19,700	
	43576300	11,478	
	43576500	12,700	
	43576700	16,000	
	43576800	6,154	
	43583100	236,200	
		2,269,391	
Capital International S.A.	45415100	4,930	
	45415200	6,472	
	45415700	28,284	
	45426000	69,181	
	45434000	6,035	
	45441300	1,756	
	45444200	7,094	
	45444300	44,462	
	45444900	6,100	
	45464300	7,410	
	45464400	3,800	
	45491200	3,250	
	45491500	12,347	
	45500200	21,100	
	45500300	51,658	
	45500800	20,700	
	45500900	10,049	
	45503100	3,107	
	45503200	3,390	
	45503300	8,300	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	45507200	3,400	
	45507300	2,100	
	45508100	5,536	
	45508200	11,200	
	45508400	4,600	
	45508500	3,104	
	45510200	11,561	
	45510300	6,946	
	45515100	8,208	
	45515600	888	
	45516200	35,533	
	45520300	10,359	
	45520900	3,769	
	45521100	16,732	
	45522000	4,260	
	45530000	31,967	
	45590100	228,548	
	45590400	2,478	
		710,614	
Capital International, Inc.	46055500	26,030	
	46056500	4,353	
	46056600	3,273	
	46056800	9,226	
	46060700	64,955	
	46452300	61,492	
	46456000	13,965	
	46456700	4,341	
	46456800	3,425	
	46457400	19,721	
	46457500	2,337	
	46458500	710	
	46520100	118,018	
	46520500	11,241	
	46520600	3,679	
	46520800	7,064	
	46521800	4,863	
	46521900	3,448	
	46522100	9,434	
	46522200	944	
	46522600	5,764	
	46600000	19,312	
	46601000	2,005	
	46601800	9,423	
	46602000	1,484	
	46642200	34,694	
		445,201	
Capital Research and Management Company	11000007	4,714,726	
	11000016	1,996,000	
	11000071	530,000	
	11000077	1,039,816	

Australia Annexure
Macquarie Group Ltd.

8 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	11000813	64,400	
		8,344,942	
GRAND TOTAL		**13,981,954**	**5.09%**

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800		6,700
43419200		1,100
43426700		85,448
43436100		7,100
43506300		3,480
43507600		3,600
43512000		19,000
43513300		3,700
44282700		4,432
44298200		7,048
44359100		3,343
44363200		11,655
44364900		11,814
44372500		7,230
45500800		20,700
45503100		3,107
46056800		9,226
46452300		61,492
46520800		7,064
	Total Shares:	277,239

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800		3,300
43417800		8,500
43424300		6,382
43451200		13,967
43510600		30,988
44328100		3,315
45500900		10,049
46456700		4,341
46456800		3,425
46457500		2,337
	Total Shares:	86,604

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900		4,500
44294300		19,135
	Total Shares:	23,635

Bank of New York Nominees

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name

Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700		12,800
43576500		12,700
46521800		4,863
46522600		5,764
	Total Shares:	36,127

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100		20,900
43057200		4,100
43418300		4,700
44036900		19,176
44038500		13,964
44040900		18,154
44041200		4,415
44263800		3,027
44268600		6,937
44269700		1,370
44283700		2,213
44283900		15,159
44298400		1,010
45415700		28,284
46456000		13,965
	Total Shares:	157,374

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

45530000		31,967
	Total Shares:	31,967

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000007		4,714,726
11000016		1,996,000
43051000		21,400
43411100		13,000
43418100		6,200
43418400		52,445
43439200		57,800
43503400		896
43510900		18,023
44000300		282,452

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name		
44000500		22,017
44001800		5,117
44002000		35,305
44002300		17,232
44022900		38,511
44024600		16,647
44028600		7,760
44035800		3,385
44036500		111,120
44043000		4,299
44099400		30,590
44255000		71,563
44255500		25,773
44255900		8,800
44270600		18,170
44288500		6,776
44352400		5,547
44359200		27,054
45500200		21,100
45500300		51,658
45510200		11,561
45520300		10,359
46522100		9,434
46642200		34,694
	Total Shares:	7,757,414

Chase Manhattan Nominee Ltd.
Australia

43406000		21,187
43417700		131,067
44258000		829
44259200		16,399
44259300		9,503
44352100		5,073
44352200		2,078
44359900		12,934
44940300		85,701
44950900		52,946
44951300		56,830
45491200		3,250
45491500		12,347
45590100		228,548
46601000		2,005
	Total Shares:	640,697

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name		
44353900		5,116
	Total Shares:	5,116
Citibank Australia		
46056600		3,273
	Total Shares:	3,273
Citibank NA Toronto		
46600000		19,312
	Total Shares:	19,312
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		139,319
44276200		5,503
	Total Shares:	144,822
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44042000		52,616
44267200		6,399
44278600		2,318
44286300		5,701
44304500		7,480
44318300		2,395
	Total Shares:	76,909
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		17,100
43455400		2,671
	Total Shares:	19,771
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
43356100		4,005
45441300		1,756
	Total Shares:	5,761
HSBC Bank plc Securities Services, Mariner House Pepys Street		

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name		
London EC3N 4DA		
43464600		4,100
43473300		4,300
	Total Shares:	8,400
Investors Bank & Trust Co.		
44368900		2,132
	Total Shares:	2,132
JP Morgan Chase Bank		
45590400		2,478
46601800		9,423
	Total Shares:	11,901
Mellon Bank N.A. London Branch London United Kingdom		
44356900		5,423
44358000		21,289
44369400		10,219
44372600		5,100
44373100		2,012
	Total Shares:	44,043
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43057700		6,200
43405500		16,958
43417500		26,800
43418800		17,300
43419300		54,200
43425200		21,248
43426800		33,874
43427200		5,200
43428300		7,100
43433200		9,700
43435100		53,800
43451600		4,500
43455200		10,799
43459100		5,600
43460100		3,200
43466100		34,353
43487200		149,900
43491400		10,940
43506400		2,900
43510700		4,400
43513600		14,582

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name	
43564200	8,631
43574200	23,000
43575100	19,700
44025900	30,602
44028100	6,177
44032100	9,475
44037400	3,850
44038000	14,500
44043700	2,655
44044000	4,089
44046700	2,204
44273400	3,711
44279100	6,542
44295500	15,534
44301500	12,945
44302200	7,668
44321600	6,343
44323000	4,446
44326600	202
44326800	6,014
44328400	2,212
44331200	10,625
44338600	1,715
44343400	6,914
44344600	3,932
44344700	394
44344800	2,398
44346200	8,100
44346900	10,658
44347400	3,991
44349500	488
44351900	10,855
44353000	3,796
44366400	1,570
44373700	4,700
44375500	8,059
45434000	6,035
45464300	7,410
45464400	3,800
45503200	3,390
45507300	2,100
45510300	6,946
45515100	8,208
45520900	3,769
45521100	16,732
45522000	4,260
46458500	710
46520500	11,241
46520600	3,679

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name		
	Total Shares:	840,529
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44315000		38,191
44339400		4,239
44343000		15,025
44343600		6,545
	Total Shares:	64,000
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		56,086
	Total Shares:	56,086
State Street Australia Limited Australia		
46521900		3,448
46522200		944
	Total Shares:	4,392
Westpac Banking Corp		
43051400		3,000
43051500		25,200
43400500		1,500
43405200		25,870
43412500		18,100
43412800		1,700
43425300		10,193
43426200		54,663
43427100		84,900
43440800		5,100
43487500		12,800
43518500		6,700
43573100		21,500
44022700		2,749
44023900		10,748
44029700		14,967
44277700		23,019
44281200		5,694
44359700		1,626
44364700		3,260
45415100		4,930
45444200		7,094
45444300		44,462
45444900		6,100

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name		
45508100		5,536
45508200		11,200
45508400		4,600
45515600		888
45516200		35,533
	Total Shares:	453,632

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000071	530,000
11000077	1,039,816
11000813	64,400
43057600	8,938
43351200	12,459
43355500	4,670
43360400	4,477
43420200	24,300
43425700	25,100
43426400	82,194
43445200	18,000
43450500	22,200
43451700	6,900
43457100	16,300
43463600	6,862
43464700	18,000
43487600	24,600
43487700	5,900
43487800	4,744
43491600	7,890
43500500	33,920
43503800	3,120
43506200	4,100
43558600	32,000
43564300	8,210
43565400	6,000
43576300	11,478
43576700	16,000
43576800	6,154
43583100	236,200
44029600	5,138
44038900	23,095
44039600	28,251
44043200	7,100
44044700	5,247
44045900	40,810
44260104	31,386
44261300	37,973

Nominee List

Macquarie Group Ltd.
08 April 2008

Nominee Name	
44271500	12,682
44273000	5,573
44283000	1,351
44288400	3,564
44295800	18,969
44295900	7,577
44296400	12,941
44302000	320
44308600	10,055
44313700	5,704
44316900	6,100
44317300	11,916
44318100	6,580
44323100	12,856
44323800	7,020
44331900	9,385
44335700	561
44336000	17,900
44336100	2,566
44342000	12,996
44345600	60,321
44348800	15,769
44351800	9,168
44357100	5,272
44357800	37,732
44358800	22,595
44359400	23,936
44359800	20,452
44363400	22,955
44364600	18,610
44370400	13,340
44370700	1,270
44800100	3,832
45415200	6,472
45426000	69,181
45503300	8,300
45507200	3,400
45508500	3,104
46055500	26,030
46056500	4,353
46060700	64,955
46457400	19,721
46520100	118,018
46602000	1,484
Total Shares:	3,210,818

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	6 March 2008 but 25 February 2008 in respect of Macquarie Capital Alliance Group ("MCQ").

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Moore & Moore Investments Pty Limited, as trustee for the Moore Family Trust, of which Nicholas Moore is a beneficiary.
Date of change	7 April 2008
No. of securities held prior to change	• 526,913 MCQ stapled securities held by Nicholas Moore; and • 475,102 MCQ stapled securities held by Moore & Moore Investments Pty Limited.
Class	• MCQ stapled securities
Number acquired	• 13,548 MCQ stapled securities acquired by Nicholas Moore; • 13,548 MCQ stapled securities acquired by Moore & Moore Investments Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $2.2144 per MCQ stapled security.

+ See chapter 19 for defined terms.

No. of securities held after change	• 540,461 MCQ stapled securities held by Nicholas Moore; and • 488,650 MCQ stapled securities held by Moore & Moore Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities allotted pursuant to the Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 11 April 2008

G:\CAG\COS\DLeong\BRD\ASX notices\MOORE\nwm07042008.doc

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

14 April 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

SEC Mail Processing
Section

APR 18 2008

Washington, DC
112

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 29 February 2008, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

Thus, as at 31 March 2008 the number of issued fully paid ordinary $1.00 shares was 274,570,840.

During the period 1 March to 31 March 2008 (inclusive), the following new options have been issued:

- 94,000 options exercisable at $47.79 each and expiring 10 March 2013 (MQG0396); and
- 78,000 options exercisable at $51.34 each and expiring 25 March 2013 (MQG0397).

During the period 1 March 2008 to 31 March 2008 (inclusive), the following options have lapsed unexercised:

- 500 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 868 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 134 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 1,476 options exercisable at $63.42 each and expiring on 22 July 2010 (MQG0304);
- 9,274 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);

- 1,508 options exercisable at $62.13 each and expiring on 8 August 2010 (MQG0306);
- 14,615 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 11,000 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 4,000 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 4,725 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 11,000 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383).

The number of options on issue at 31 March 2008 was 39,014,790 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 31 March 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0187	3,334	$24.98	14/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,262,556	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	159,211	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	2,670	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0252	1,668	$33.45	09/02/2009
MQG0253	3,334	$33.45	09/02/2009
MQG0254	5,502	$33.45	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	20,004	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	702,245	$33.11	22/07/2009
MQG0268	1,482,604	$32.75	09/08/2009
MQG0269	1,314,015	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	436,255	$34.60	08/09/2009
MQG0272	76,778	$35.28	22/09/2009

Listing of Macquarie Group Limited Options

As at 31 March 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0273	109,114	$36.99	08/10/2009
MQG0274	34,935	$39.64	22/10/2009
MQG0275	52,723	$40.81	08/11/2009
MQG0276	65,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,420	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	60,890	$60.41	08/07/2010
MQG0304	18,524	$63.42	22/07/2010
MQG0305	7,423,665	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	69,534	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	2,360	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010

Listing of Macquarie Group Limited Options

As at 31 March 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0318	41,333	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010
MQG0320	57,500	$70.60	22/11/2010
MQG0321	67,834	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,833	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	87,000	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,582,577	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	179,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	65,000	$79.33	22/01/2012

Listing of Macquarie Group Limited Options

As at 31 March 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	76,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	08/08/2012
MQG0379	10,255,569	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,990	$71.41	10/09/2012
MQG0383	148,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	74,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	58,000	$77.55	22/11/2012
MQG0390	385,400	$79.38	10/12/2012
MQG0391	85,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	08/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	78,000	$51.34	25/03/2013
	39,014,790		

END